1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 15, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/03/15

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/02/11 :	The company won the bid to provide the service of the integrated taxation information system

2. Announcement on 2010/03/01 :	Explanation of the report that the asset value of Chunghwa Telecom will increase by NTD 200 billion

3. Announcement on 2010/03/04 :	To announce that the earthquake occurred in Jiasian township of Kauhsiung County has no material impact on the Company’s finance and business operation

4. Announcement on 2010/03/08 :	Chunghwa Telecom is going to hold a non-deal road show (revised)

5. Announcement on 2010/03/10 :	Chunghwa Telecom announced its unaudited revenue for February 2010

6. Announcement on 2010/03/10 :	February 2010 sales

Exhibit 1

The company won the bid to provide the service of the integrated taxation information system

Date of events: 2010/02/11

Contents:

1. Date of occurrence of the event: 2010/02/11

2. Counterparty to the contract or commitment: Financial Data Center, Ministry of Finance, R.O.C

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: From 2010/02 to 2013/12

5. Major content (not applicable where rescinded): Provision of the “Renovation Plan of the Integrated Taxation Information System” and after-sale service for one year.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Gaining revenues totaled NT$ 3. 084 billion for the period of 2010 to 2012

8. Concrete purpose/objective (not applicable where rescinded): Implementation of the renovation plan of the integrated taxation information system.

9. Any other matters that need to be specified: None

Exhibit 2

Explanation of the report that the asset value of Chunghwa Telecom will increase by NTD 200 billion

Date of events: 2010/02/27

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/02/27

3. Content of the report: The asset value of Chunghwa Telecom will increase by NTD 200 billion.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company is currently undertaking the IFRS adoption project, and all the accounting policies and recognition treatments regarding assets (including lands, etc.), liabilities , shareholders’ equity, as well as revenues and expenses are still under study. We will disclose the relevant information after the study is done according to the requirement of SFB of FSCEY.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 3

To announce that the earthquake occurred in Jiasian township of Kauhsiung County has no material impact on the Company’s finance and business operation

Date of events: 2010/03/04

Contents:

1. Date of occurrence of the event: 2010/03/04

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: To announce that the earthquake occurred in Jiasian township of Kauhsiung County has no material impact on the Company’s finance and business operation.

6. Countermeasures: NA

7. Any other matters that need to be specified: None

Exhibit 4

Chunghwa Telecom is going to hold a non-deal road show (revised)

Date of events: 2010/03/08

Contents:

1. Date of the investor/press conference: 2010/03/09~2010/03/12

2. Location of the investor/press conference: Europe.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none.

Exhibit 5

Chunghwa Telecom announced its unaudited revenue for February 2010

Date of events: 2010/03/10

Contents:

1. Date of occurrence of the event: 2010/03/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of February 2010, total revenue increased by 1.0% year-over-year to NT$ 15.30 billion. Operating income for the month was NT$ 5.04 billion, net income NT$ 4.20 billion, EPS NT$ 0.43. For the first two months this year, total revenue increased by 1.2% year-over-year to NT$ 30.90 billion, operating income was NT$ 10.43 billion, net income NT$ 8.63 billion, EPS NT$ 0.89.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 6

Chunghwa Telecom

March 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb. 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Feb	Invoice amount	17,059,982	16,645,704	(+)414,278	(+)2.49%
Feb	Invoice amount	34,271,007	33,751,750	(+)519,257	(+)1.54%
Feb	Net sales	15,298,086	15,139,546	(+)158,540	(+)1.05%
Feb	Net sales	30,897,272	30,532,214	(+)365,058	(+)1.20%

b	Trading purpose: None